August 14, 2012

Mr. Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	First Citizens BancShares, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 7, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 10, 2012
File No. 001-16715

Dear Mr. Clampitt,
This letter is provided in response to the July 12, 2012 letter from you on behalf of the Securities and Exchange Commission (the Commission) based on your review of the Form 10-K of First Citizens BancShares, Inc. (BancShares) for the fiscal year ended December 31, 2011 (Form 10-K) and the Form 10-Q for the quarter ended March 31, 2012 (Form 10-Q). The Form 10-K and the From 10-Q are collectively referred to as the Filings.
We acknowledge that:

•	BancShares is responsible for the adequacy and accuracy of the disclosures contained in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings;

•	BancShares may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Responses to the comments from your July 12, 2012 letter are provided below and are numbered to conform to the numbers assigned to the questions.

Form 10-K for the Year Ended December 31, 2011

Risk Factors, Weakness in real estate markets

1. We note your response to comment 1 of our letter dated April 17, 2012 that you have selected an external vendor that will gather data related to senior lien positions. Please clarify why you do not have this information readily available and revise the second paragraph of your proposed risk factor discussion to disclose the reason for this lack of information. Further, please revise your proposed disclosure to specifically state that two-thirds of the revolving mortgage portfolio is comprised principally of loans secured by junior liens.

In the Risk Factors section of the Second Quarter 2012 Form 10-Q we disclosed the following:

Because of our conservative underwriting policies and generally stable or increasing collateral values, we have not experienced significant losses resulting from our junior lien positions. As a result, we have not closely monitored performance of senior lien positions held by other financial institutions. However, due to higher default risk resulting from financial strain facing our borrowers and lower collateral values, we are now collecting data to monitor performance of senior lien positions held by other lenders to estimate the probability of default on junior lien positions we hold. Approximately two-thirds of the revolving mortgage portfolio is secured by junior lien positions, and lower real estate values for collateral underlying these loans has, in many cases, caused the outstanding balance of the senior lien to exceed the value of the collateral, resulting in a junior lien loan that is in effect unsecured.

Reimbursements under loss share agreements

2. We note your response to comment 2 of our letter dated April 17, 2012 that you will disclose the total losses you expect to incur and the amount you expect to receive from the FDIC under the loss share agreements in your Form 10-Q for the quarter ended June 30, 2012. Please provide the requested information in your next response letter so the staff may review your proposed disclosures.

In the FDIC-Assisted Transaction section of the MD&A of the Second Quarter 2012 Form 10-Q we disclosed the following, which had been provided to and reviewed by members of the SEC staff prior to filing the Second Quarter Form 10-Q:

As of June 30, 2012, the FDIC receivable includes $253.5 million of estimated reimbursements from the FDIC resulting from $316.9 million in projected losses and expenses.  The FDIC receivable also includes $168.0 million that we expect to recover through prospective accretion of discounts, net of estimated clawback payments totaling $109.6 million we expect to owe to the FDIC at the expiration of the loss share agreements.

Form 10-Q for the Quarter Ended March 31, 2012

Item 4, Controls and Procedures

3. We note your disclosure that you will implement additional controls and procedures during the second and third quarters of 2012. Please clarify whether the items that you list in the second paragraph of your response to comment 2 of our letter dated April 17, 2012 reflect these additional controls and procedures. If so, please revise your discussion in future filings to include these actions. If not, please tell us, and revise future filings to include, the additional controls and procedures that you will implement.

The discussion of the remediation of the material weakness included within the second paragraph of our May 18, 2012 response to your April 17, 2012 letter did include discussion of the controls and procedures we intended to implement. In the Controls and Procedures section of the Second Quarter 2012 Form 10-Q we disclosed the following:

BancShares' management has commenced steps to remediate the material weakness. During the first quarter of 2012 management reached agreement with an external firm to provide consultation and assistance with the conversion of the acquired loans that have not yet been converted to the automated acquired loan accounting system currently in use by
BancShares for loans acquired from two of the FDIC-assisted transactions. Acquired loans resulting from four of the six FDIC-assisted transactions have not yet been converted to the acquired loan accounting system. That engagement commenced during the second quarter of 2012 and, as of this filing, it is anticipated the conversion of the remaining four banks will be substantially completed by December 31, 2012. The full conversion to and utilization of the automated acquired loan accounting system will significantly reduce the risk of errors, and allow for more effective controls over post-acquisition accounting for acquired loans and the FDIC receivable. In addition to the engagement of the external firm, additional staff support has been hired to support the acquisition accounting function. The effectiveness of the ongoing credit reviews of acquired assets has been enhanced, including more focused consideration of various events that would potentially prevent a loss on covered assets from being reimbursable. Management has also implemented certain specific internal control improvements related to financial reporting during the first and second quarters of 2012, including enhanced review controls related to the calculation of the FDIC receivable for banks not yet on the automated acquired loan accounting system, the use of a checklist for periodic acquired loan accounting for those acquired loans that have not yet been converted to the automated acquired loan accounting system, and the preparation of enhanced quarterly yield analyses. Additional controls and procedures will be implemented during the third quarter of 2012 primarily related to the loans that have been converted to the acquired loan accounting system.

Item 1A, Risk Factors, Reimbursements under loss share agreements
4. Please revise to expand your disclosure to more specifically describe the obligations imposed by the loss share agreements. In particular, please describe the “prescribed manner” for managing covered assets and disclose how frequently you must report losses and requests for reimbursement.

In the Risk Factors section of the Second Quarter 2012 Form 10-Q we disclosed the following:

The loss share agreements impose certain obligations on us including obligations to manage assets in a manner consistent with prudent business practices and in accordance with the procedures and practices that we customarily use for assets that are not covered by loss share agreements. We are also required to report detailed loan level information and file requests for reimbursement of covered losses and expenses on a quarterly basis.

5. We note that during March 2012, you received communications from the SBA asserting that they are entitled to receive proportionate shares of certain amounts paid or to be paid by the FDIC to you pursuant to the Loss Share Agreement applicable to Temecula Valley Bank. Please separate this disclosure into its own section in risk factors, and revise to quantify the amounts that the SBA is claiming that they are owed.

Prior to filing the Second Quarter 2012 Form 10-Q, we shared the following risk factor disclosure with the SEC staff and received approval of it adequacy:

During March 2012, FCB received communications from the US Small Business Administration (SBA) asserting that the SBA is entitled to receive a share of amounts paid or to be paid by the FDIC to FCB relating to certain specific SBA-guaranteed loans pursuant to the Loss Share Agreement between FCB and the FDIC applicable to Temecula Valley Bank. FCB disputes the validity of the SBA claims and is pursuing administrative relief through the SBA.

Please contact Ken Black at 919/716-7336 if you have any further questions.
Sincerely,

/s/FRANK B. HOLDING, JR.
Frank B. Holding, Jr.
Chairman and Chief Executive Officer